SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN MARCH 11, 2005 AND MARCH 28, 2005

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___

EXHIBITS

Exhibit	Description
1.1	Press Release dated March 15, 2005 First American Resources Gains Increased Visibility Enterprise Wide with Ross Systems’ iRenaissance

1.2	Press Release dated March 17, 2005 City of Gatineau Manages New 311 Service with Pivotal

1.3	Press Release dated March 21, 2005 chinadotcom Proposes Change of Company Name to CDC Corporation

1.4	Press Release dated March 22, 2005 Ross Systems Delivers Enhanced Supply Chain Management Solution for Process Manufacturers Worldwide

1.5	Press Release dated March 22, 2005 Pivotal 5.1 Recognized as Top CRM Software Package by Leading Analyst Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2005

CHINADOTCOM CORPORATION
By:	/s/ Keith Oliver
Keith Oliver
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
1.1	Press Release dated March 15, 2005 First American Resources Gains Increased Visibility Enterprise Wide with Ross Systems’ iRenaissance

1.2	Press Release dated March 17, 2005 City of Gatineau Manages New 311 Service with Pivotal

1.3	Press Release dated March 21, 2005 chinadotcom Proposes Change of Company Name to CDC Corporation

1.4	Press Release dated March 22, 2005 Ross Systems Delivers Enhanced Supply Chain Management Solution for Process Manufacturers Worldwide

1.5	Press Release dated March 22, 2005 Pivotal 5.1 Recognized as Top CRM Software Package by Leading Analyst Firm